

November 20, 2013

<u>Via E-mail</u>
Paul Falco
Chief Executive Officer and Chairman
Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
Irvine, CA 92618

  Re: **Cellular Concrete Technologies, Inc.**
    Amendment No. 3 to Form 8-K
    Filed November 5, 2013
    Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2013
    Filed September 10, 2013
    Form 10-Q for Fiscal Quarter Ended September 30, 2013
    Filed November 14, 2013
    File No. 000-54612

Dear Mr. Falco:

  We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have further comments.

<u>Form 8-K Amended November 5, 2013</u>

<u>Entry into a Material Definitive Agreement, page 3</u>

1. We note that you have deleted disclosure that had responded to comment 2 in our September 24, 2013 letter to you. Please disclose why Cellular Concrete Technologies, LLC separated its business in this way. Include disclosure of whether Cellular Concrete Technologies, LLC currently generates revenue from any source other than its arrangements with you.

Completion of Acquisition or Disposition of Assets, page 3

2.   We note your revision in the first paragraph on page 4 in response to prior comment 2. However, it remains unclear what your royalty obligation is. The text says you owe one quarter of one percent, which is 0.0025 or 0.25%; however, in the parenthetical you refer to 0.025%. Please revise as appropriate; if an ambiguity exists in the license, please add appropriate disclosure explaining how the ambiguity will be addressed.

Overview, page 6

3.   Your revisions in response to comment 3 of our October 16, 2013 letter removed disclosure that addressed comment 6 in our September 24, 2013 letter to you. Please disclose the material hurdles that remain until you can sell the product commercially. Clarify whether Cellular Concrete Technologies, LLC ever sold the product using the licensed technology; if so, please tell us when the sales occurred, the amount of the sales, whether sales have been consistent since sales began, and whether sales have ever been profitable. From your revised disclosure, it should be clear why you have not yet been able to generate revenue from the product, what material steps have been taken to generate revenue from sales of the product, and when those steps occurred.

4.   Please tell us with specificity where you provided the disclosure in response to prior comment 5.

Competitive Advantage, page 9

5.   Your revised disclosure in this section does not address prior comment 7 that asked you to clarify whether the attributes mentioned in the three bullet points in this section exist in your product but not all other cellular products. If so, please provide us support for the disclosure. Ensure that your support clarifies whether you have tested all other cellular products.   Also, we note that you continue to refer to "higher quality" on page 12. If you have not tested your product in a manner that provides objective statistically relevant results that support claims you make about your product in this document or in your advertising, please make this clear in your risk factors disclosure and in each place where you make a claim in this document.

Competition, page 13

6.   Please address that part of prior comment 8 that asked you to tell us the specific steps that you have taken to determine whether there are other lightweight structural concrete products that can provide some or all of the advantages relative to normal weight concrete that you say your product can provide.   We note that you continue to refer to specific advantages in the last three bullet points on page 8 and in the first three bullet points on page 9. It remains unclear whether this section adequately discloses your

competitive position as required by Regulation S0K Item 101(h)(4)(iv). Also, given your deletion of disclosure on page 8 regarding deterioration of the bubble with "excess free fall and vibration" and the relevance of batch temperature, it is unclear whether you provide balanced disclosure regarding your competitive position relative to other lightweight concrete competitors; please revise your disclosure as appropriate.

Government Regulations, page 13

7. Prior comment 9 sought disclosure in your filing. Please amend your Form 8-K accordingly.

Liquidity and Capital Resources, page 23

8. Please tell us with specificity where you revised the disclosure to address prior comment 10.

9. Please tell us with specificity where you revised the disclosure to address prior comment 11.

10. Please reconcile your response to prior comment 12 with your disclosure in the first risk factor on page 13 and elsewhere in your Form 10 amended May 29, 2012 that Accelerated Ventures Partners "will pay all expenses incurred by the Company until a business combination is effected, without repayment…" Does your response to prior comment 12 mean that the disclosure in your Form 10 was incorrect? If so, please provide us your analysis of the materiality of any potential liability for such Form 10 disclosure.

Certain Relationships and Related Party Transactions, page 27

11. Please address prior comment 15 as it applies to the other references to your "sole officer" in this section.

Rule 144, page 28

12. We note your disclosure added in response to prior comment 18; however, rather than merely referring to Rule 144(i)(2), please disclose when your shares could be sold pursuant to Rule 144. Avoid disclosure phrased in terms of what "may" be, and instead make clear when you believe the shares can be sold pursuant to Rule 144.

Exhibits, page 32

13. We note your response to prior comment 19. Please note that you may not waive compliance with your obligations under the Exchange Act.

Paul Falco
Cellular Concrete Technologies, Inc.
November 20, 2013
Page 4

Exhibit 10.7

14.   We note your response to prior comment 2. Please file the schedules missing from
       exhibit 10.7.

Form 10-K for Fiscal Year Ended March 31, 2013

15.   We note your response to prior comment 21. We may have additional comments after
       you file your amended Form 10-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Financial Statements

Statements of Operations and Statements of Cash Flows

16.   Please correct your presentation so that you appropriately provide the activity for the
       three month period ended September 30, 2013 and September 30, 2012 and the six month
       period ended September 30, 2013 and September 30, 2012.

Management's Discussion and Analysis

17.   Please update the disclosure in this section regarding your principal business objective
       and business activities.

Controls and Procedures

18.   We see from your disclosure that your management conducted their evaluation of your
       disclosure controls and procedures as of December 31, 2010 and based on this evaluation
       determined that your disclosure controls and procedures were effective. Please amend
       your filing to provide managements evaluation of disclosure controls and procedures as
       of September 30, 2013.

19.   In light of your errors with regards to properly disclosing your evaluation of disclosure
       controls and procedures as well as properly dating the certifications, please tell us how
       you considered these errors with regards to your conclusion regarding the company's
       disclosure controls and procedures.

Signatures

20.   Please amend your Form 10-Q to include a currently dated signature. We note that the
       date of the signature is July 26, 2013. Your amendment should include your entire filing.

Exhibits 31.1, 31.2 and 32.1

21.   We see that your certifications are not currently dated. Please amend your Form 10-Q to provide new, currently dated Section 302 and 906 Certifications. Your amendment should include your entire filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are your

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Timothy Orr, Esq.